SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LUXOTTICA GROUP S.p.A.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, €0.06 Par Value Per Share,

Granted Pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan

and the Luxottica Group S.p.A. 2006 Stock Option Plan
(Title of Class of Securities)

55068R202
(CUSIP Number of Class of Securities)

Michael A. Boxer, Esq.

Senior Vice President & General Counsel

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

(516) 484-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$77,231,000	$4,309.49

*                              Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 3,740,000 ordinary shares will be tendered for cancellation pursuant to this offer.  The aggregate value of such options was calculated based on the average of the high and low prices reported for the Company’s American Depositary Shares (“ADSs”) on the New York Stock Exchange Composite Tape on May 13, 2009.  Each ADS represents one ordinary share, par value €0.06 per share, of Luxottica Group S.p.A.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00005580.

☒                       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,309.49	Filing party: Luxottica Group S.p.A.
Form or Registration No.: 005-42470	Date filed: May 15, 2009

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☒	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on June 12, 2009 (collectively, the “Schedule TO”), relating to an offer (the “Offer to Reassign”) by Luxottica Group S.p.A. (“Luxottica” or the “Company”) to certain of its employees who are resident in the United States to tender certain of their outstanding options to purchase ordinary shares of the Company for cancellation in order to be granted new options on the terms described in the Offer to Reassign Share Options, dated May 15, 2009, filed as Exhibit (a)(1) to the Schedule TO.

This Amendment reports the results of the Offer to Reassign. Except as amended and supplemented hereby, all terms of the Offer to Reassign and all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The Offer to Reassign expired at 11:59 p.m., Eastern Daylight Time, on June 12, 2009.  Pursuant to the Offer to Reassign, option holders eligible to participate in the Offer to Reassign tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 3,725,000 of the Company’s ordinary shares, representing 99.6% of the total ordinary shares underlying options eligible for reassignment in the Offer to Reassign.  The date on which your tendered eligible options have been cancelled and your new options have been granted is June 12, 2009.  The Company has issued new options to purchase an aggregate of 2,275,000 ordinary shares pursuant to the Offer to Reassign.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)	(11)	Form of email sent by the Company’s Human Resources Department to recipients of New Options and New Performance Options confirming acceptance of properly tendered eligible options for cancellation.

	(12)

Form of email sent by the Company’s Human Resources Department to certain eligible U.S. employees confirming that eligible options have not been properly tendered for cancellation and therefore remain outstanding and unchanged.

	(13)	Press release issued by the Company on June 15, 2009 announcing the results of the Offer to Reassign.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LUXOTTICA GROUP S.p.A.

By:	/s/ Enrico Cavatorta
Enrico Cavatorta
Chief Financial Officer

Date: June 15, 2009

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Reassign Share Options, dated May 15, 2009, including Summary Term Sheet.

(a)(2)*	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Andrea Guerra, Chief Executive Officer of Luxottica.

(a)(3)*	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Human Resources Department of Luxottica.

(a)(4)*	Form of Letter to Eligible Option Holders.

(a)(5)*	Form of Election Form.

(a)(6)*	Form of Notice of Withdrawal.

(a)(7)*	Form of Grant Detail Report.

(a)(8)**	Form of email sent by the Company’s Human Resources Department reminding eligible U.S. employees of the expiration of offer.

(a)(9)**	Form of email disclosing exercise price of New Performance Options sent by the Company’s Human Resources Department to eligible U.S. employees.

(a)(10)**	Form of email disclosing exercise price of New Options sent by the Company’s Human Resources Department to eligible U.S. employees.

(a)(11)	Form of email sent by the Company’s Human Resources Department to recipients of New Options and New Performance Options confirming acceptance of properly tendered eligible options for cancellation.

(a)(12)

Form of email sent by the Company’s Human Resources Department to certain eligible U.S. employees confirming that eligible options have not been properly tendered for cancellation and therefore remain outstanding and unchanged.

(a)(13)	Press release issued by the Company on June 15, 2009 announcing the results of the Offer to Reassign.

(d)(1)*

Luxottica Group S.p.A. 2001 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 15, 2001 (File No. 333-14006).

(d)(2)*

Luxottica Group S.p.A. 2006 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 30, 2008 (File No. 333-147724).

(d)(3)*	Form of Stock Option Agreement under Luxottica Group S.p.A. 2001 Stock Option Plan.

(d)(4)*	Form of Stock Option Agreement under Luxottica Group S.p.A. 2006 Stock Option Plan.

(d)(5)*

Amended and Restated Deposit Agreement, dated as of March 30, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, incorporated herein by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 29, 2006 (File No. 333-132787).

*                                         Previously filed with the Schedule TO on May 15, 2009 and incorporated herein by reference.

**                                  Previously filed with Amendment No. 1 to the Schedule TO on June 12, 2009 and incorporated herein by reference.

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